FORM 51-102F3

Material Change Report

ITEM 1. NAME AND ADDRESS OF COMPANY

Lincoln Gold Corporation (the "Company")
350 – 885 Dunsmuir Street
Vancouver, BC V6C 1N5

ITEM 2. DATE OF MATERIAL CHANGE

January 22, 2009

ITEM 3. NEWS RELEASE

Issued January 22, 2009 and distributed through the facilities of CNW Group.

ITEM 4. SUMMARY OF MATERIAL CHANGE

See attached news release.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SUBSECTION 7.1(3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7. OMITTED INFORMATION

No information has been omitted on the basis that it is confidential information.

ITEM 8. EXECUTIVE OFFICER

Contact: Paul Saxton, President & CEO
Telephone: 604-688-7377

ITEM 9. DATE OF REPORT

DATED at Vancouver, British Columbia, this 22 day of January, 2009.

**NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES**

LPT Capital Ltd.
1383 Marinaside Crescent, Suite 805
Vancouver, British Columbia
V6Z 2W9
Tel: (604) 720-0099

Lincoln Gold Corp.
350 – 885 Dunsmuir Street
Vancouver, British Columbia
V6C 1N5
Tel: (604) 688-7377

JOINT NEWS RELEASE

Lincoln Gold Corporation and LPT Capital Ltd. Sign Definitive Business Combination Agreement

VANCOUVER, BRITISH COLUMBIA – January 22, 2009 – Paul Saxton, representing Lincoln Gold Corporation (Lincoln) and Philip Walsh, representing LPT Capital Ltd. (LPT), are pleased to provide this update on the status of their proposed business combination first announced in the joint news release dated October 10, 2008.

Lincoln and LPT have signed a definitive agreement relating to the business combination and the Supreme Court of British Columbia has issued an order permitting Lincoln to call a meeting of shareholders to consider the approval of the transaction. The Lincoln meeting and a meeting of the shareholders of LPT are being held on February 18, 2009.

The companies are today mailing to their shareholders notices of their meetings as well as a joint information circular. The joint information circular provides full particulars of the business combination, as well as a fairness opinion relating to the transaction and also will be available on SEDAR (www.sedar.com).

Subject to satisfying the conditions of the business combination, including various approvals and a concurrent financing, the companies anticipate closing the business combination and related transactions in late February 2009. The focus of the combined companies will be to advance the Pine Grove (Nevada) project to production in the short term and the continued exploration at the La Bufa (Mexico) project.

For further information please contact Paul Saxton at 604-688-7377 and Philip Walsh at 604-720-0099.

On behalf of LPT Capital Ltd.

"PHILIP J. WALSH"

Philip J. Walsh
President & CEO

On behalf of Lincoln Gold Corp.

"PAUL SAXTON"

Paul Saxton
President & CEO